Exhibit 99.1

Allego N.V. Announces Expiration and Results of Exchange Offer and Consent Solicitation Relating to its Warrants

Arnhem, Netherlands – September 29, 2023 – Allego N.V. (NYSE: ALLG) (“Allego” or the “Company”) announced today the expiration and results of its previously announced exchange offer (the “Exchange Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding warrants to purchase ordinary shares of the Company, nominal value € 0.12 per share (the “Ordinary Shares”), which warrants trade on the New York Stock Exchange under the symbol “ALLG.WS” (the “Warrants”). The Exchange Offer and Consent Solicitation expired at Midnight (end of day), Eastern Time, on September 28, 2023.

Allego has been advised that 13,015,201 Warrants, or approximately 94.3% of the outstanding Warrants, were validly tendered and not validly withdrawn prior to the expiration of the Exchange Offer and Consent Solicitation. Allego expects to accept all validly tendered warrants for exchange and settlement on or before October 3, 2023.

In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately 94.3% of the outstanding Warrants to the amendment to the warrant agreement governing the warrants (the “Warrant Amendment”), which exceeds 50% of the outstanding Warrants required to effect the Warrant Amendment. The Warrant Amendment would permit the Company to require that each Warrant that is outstanding upon settlement of the Exchange Offer be converted into 0.207 Ordinary Shares, which is a ratio 10% less than the exchange ratio applicable to the Exchange Offer.

Allego expects to execute the Warrant Amendment concurrently with the settlement of the Exchange Offer, and thereafter, expects to exercise its right in accordance with the terms of the Warrant Amendment, to exchange all remaining untendered Warrants for shares of the Company’s Ordinary Shares, following which, no Warrants will remain outstanding.

The Company also announced that its Registration Statement on Form F-4 filed with the Securities and Exchange Commission (the “SEC”) registering the Company’s Ordinary Shares issuable in the Exchange Offer was declared effective by the SEC on September 28, 2023.

BofA Securities, Inc. was the dealer manager for the Exchange Offer and Consent Solicitation.

This press release is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein and is also not a solicitation of the related consents. The Exchange Offer and Consent Solicitation were made only pursuant to the terms and conditions of the Prospectus/Offer to Exchange.

# # #

About Allego

Allego is a leading provider of electric vehicle charging solutions, dedicated to accelerating the transition to electric mobility with 100% renewable energy. Allego has developed a comprehensive portfolio of innovative charging infrastructure and proprietary software, including its Allamo and EV Cloud software platforms. With a network of almost 35,000 charging ports (and counting) spanning 15 countries, Allego delivers independent, reliable, and safe charging solutions, agnostic of vehicle model or network affiliation. Founded in 2013 and publicly listed on the NYSE in 2022, Allego now employs a team of 220 people striving every day to make charging accessible, sustainable, and enjoyable for all.

Forward-Looking Statements

All statements other than statements of historical facts contained in this press release are forward-looking statements within the meaning of U.S. federal securities laws. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,”, “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, without limitation, Allego’s expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Allego’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) changes adversely affecting Allego’s business, (ii) the price and availability of electricity and other energy sources, (iii) the risks associated with vulnerability to industry downturns and regional or national downturns, (iv) fluctuations in Allego’s revenue and operating results, (v) unfavorable conditions or further disruptions in the capital and credit markets, (vi) Allego’s ability to generate cash, service indebtedness and incur additional indebtedness, (vii) competition from existing and new competitors, (viii) the growth of the electric vehicle market, (ix) Allego’s ability to integrate any businesses it may acquire, (x) Allego’s ability to recruit and retain experienced personnel, (xi) risks related to legal proceedings or claims, including liability claims, (xii) Allego’s dependence on third-party contractors to provide various services, (xiii) data security breaches or other network outage, (xiv) Allego’s ability to obtain additional capital on commercially reasonable terms, (xv) Allego’s ability to remediate its material weaknesses in internal control over financial reporting, (xvi) the impact of COVID-19, including COVID-19 related supply chain disruptions and expense increases, (xvii) general economic or political conditions, including the Russia/Ukraine conflict or increased trade restrictions between the United States, Russia, China and other countries, and (xviii) other factors detailed under the section entitled “Risk Factors” in Allego’s filings with the Securities and Exchange Commission. The foregoing list of factors is not exclusive. If any of these risks materialize or Allego’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Allego presently does not know or that Allego currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Allego’s expectations, plans or forecasts of future events and views as of the date of this press release. Allego anticipates that subsequent events and developments will cause Allego’s assessments to change. However, while Allego may elect to update these forward-looking statements at some point in the future, Allego specifically disclaims any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Allego’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts:

Investors

investors@allego.eu

Media

allegoPR@icrinc.com